Exhibit (e)

Apollo Senior Floating Rate Fund Inc.

Apollo Tactical Income Fund Inc.

Dividend Reinvestment Plan

Unless a shareholder specifically elects to receive common stock of the Funds as set forth below, all net investment income dividends and all capital gains distributions declared by the Board will be payable in cash.

A shareholder may elect to have net investment income dividends and capital gains distributions reinvested in common stock of the Funds. To exercise this option, such shareholder must notify AST, the plan administrator and the Funds’ transfer agent and registrar, in writing so that such notice is received by the plan administrator not less than 10 days prior to the record date fixed by the Board for the net investment income dividend and/or capital gains distribution involved.

The plan administrator will set up an account for shares acquired pursuant to the plan for each shareholder that elects to receive dividends and distributions in additional shares of common stock of the Funds (each a “Participant”). The plan administrator may hold each Participant’s shares, together with the shares of other Participants, in non-certificated form in the plan administrator’s name or that of its nominee.

The shares are acquired by the plan administrator for a participant’s account, depending upon the circumstances described below, either (i) through receipt of additional unissued but authorized shares of common stock from the Funds (“Newly Issued Shares”) or (ii) by purchase of outstanding shares of common stock on the open market (“Open-Market Purchases”) on the NYSE or elsewhere. If, on the dividend payment date, the NAV per share of the common stock is equal to or less than the market price per share of the common stock plus estimated brokerage commissions (such condition being referred to as “market premium”), the plan administrator will invest the dividend amount in Newly Issued Shares on behalf of the Participant. The number of Newly Issued Shares of common stock to be credited to the Participant’s account will be determined by dividing the dollar amount of the dividend by the NAV per share on the date the shares are issued, unless the NAV is less than 95% of the then current market price per share, in which case the dollar amount of the dividend will be divided by 95% of the then current market price per share. If, on the dividend payment date, the NAV per share is greater than the market value (such condition being referred to as “market discount”), the plan administrator will invest the dividend amount in shares acquired on behalf of the Participant in Open-Market Purchases.

The plan administrator’s service fee, if any, and expenses for administering the plan will be paid for by the Funds. If a Participant elects by written notice to the plan administrator to have the plan administrator sell part or all of the shares held by the plan administrator in the Participant’s account and remit the proceeds to the Participant, the plan administrator is authorized to deduct a $15 transaction fee plus a 12¢ per share brokerage commission from the proceeds.

Shareholders who receive dividends in the form of stock are subject to the same federal, state and local tax consequences as are shareholders who elect to receive their dividends in cash. A shareholder’s basis for determining gain or loss upon the sale of stock received in a dividend from the Funds will be equal to the total dollar amount of the dividend payable to the shareholders. Any stock received in a dividend will have a new holding period for tax purposes commencing on the day following the day on which the shares are credited to the U.S. shareholder’s account.

Participants may terminate their accounts under the plan by notifying the plan administrator via its website at www.astfinancial.com, by filling out the transaction request form located at the bottom of the Participant’s statement and sending it to the plan administrator at American Stock Transfer and Trust Company, LLC, P.O. Box 922 Wall Street Station, New York, NY 10269-0560 or by calling the plan administrator at 1-877-864-4834.

The plan may be terminated by the Funds upon notice in writing mailed to each Participant at least 30 days prior to any record date for the payment of any dividend or distribution by the Funds. All correspondence, including requests for additional information, concerning the plan should be directed to the plan administrator by mail at American Stock Transfer and Trust Company, LLC, 6201 15th Avenue, Brooklyn NY 11219.